

Daniel Janeczko

CTO at PureSpinach (Element Farms, Inc.)

Philadelphia, Pennsylvania

Message

 **PureSpinach**

 **Cornell University**

 **See contact info**

 **500+ connections**

Experience



Chief Technology Officer

PureSpinach

Jan 2018 – Present · 11 mos
Florence, New Jersey

Process Development Intern

Pacira Pharmaceuticals, Inc.

Jun 2016 – Aug 2016 · 3 mos
San Diego

• Formalized SOP for QC testing and honing of spray-nozzles used in drug production; designed nozzle testing apparatus and facilitated it's fabrication
• Prepared solutions to be used in R&D batches and assisted in the production process on small-scale systems... See more

Campus Marketing Intern

Venture for America

Jan 2016 – May 2016 · 5 mos
Ithaca, New York Area

- Organized campus events with clubs and other organizations to share information about Venture for America and the application process
- Facilitated connections between VFA fellows and potential applicants

Level II Research Assistant

Cornell Horticulture Department

Jul 2015 – Dec 2015 · 6 mos
Ithaca, NY

• Maintained, irrigated and fertilized potted apple tree root stalks and scion wood saplings
• Gather and analyze data for an experiment funded by a NYFVI grant testing the ability of "low tunnels" to extend the local growing season of several species of strawberries

Intern and Research Assistant

Cornell Orchards

May 2014 – Aug 2014 · 4 mos
Ithaca, New York

•Performed gas exchange tests (light and A/CI curves) on apple tree root stalks with LICOR-6400 instrument for Dr. Lailiang Cheng

•Maintained grape vines, a cranberry bog, a varietal blueberry patch, and apple/peach/plum trees

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Education

Cornell University

Masters of Engineering, Biological and Environmental Engineering

2017 – 2018

Activities and Societies: Lester B. Knight Scholar

Cornell University

Bachelor of Science (BS), Biological Engineering

2013 – 2017

Activities and Societies: Cornell Red Carpet Society Varsity Lightweight Rowing Team

Shenendehowa High School

2009 – 2013

Volunteer Experience

Mentor

College Mentors for Kids, Inc.

Sep 2014 – Sep 2014 • 1 mo

Children

•Meet weekly with 1st and 2nd graders from Caroline Elementary School
•Listen to guest speakers and facilitate activities that instill the importance of education in underprivileged, elementary-aged children

Skills & Endorsements

Microsoft Office · 9

Endorsed by **Jonathan Nassimi, who is highly skilled at this**

Teamwork · 7

Endorsed by **Alexander LaViolette, who is highly skilled at this**

Working With Children · 7

David Kogan and 6 connections have given endorsements for this skill

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